1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

June 26, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Patrick Gilmore
Christine Davis
Eiko Pyles

Re:	MicroStrategy Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 12, 2014
File No. 000-24435

Dear Mr. Gilmore, Ms. Davis, and Ms. Pyles:

On behalf of MicroStrategy Incorporated (the “Company”), I am responding to the comments contained in the letter dated June 20, 2014 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to Douglas K. Thede, Senior Executive Vice President & Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “2013 10-K”). The responses contained herein are keyed to the numbering of the comments in the Letter and the headings used in the Letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2013 10-K.

Consolidated Financial Statements

Consolidated Statement of Operations, page 73

Comment:

1.	We note that you classify revenue from subscription services within the “product licenses and subscription services” line item. Please explain your basis for including subscription services with product revenues. In this regard, we note that these are services and you refer to them as “service contracts.” See Rule 5-03(b)(1) and (2) of Regulation S-X.

Response:

We have considered the guidance provided in Rules 5-03(b)(1) and (2) of Regulation S-X and believe that the classification of our revenue from subscription services within the “Product licenses and subscription services” line item in our consolidated statement of operations is appropriate. As we disclose throughout our 2013 10-K (e.g., in our Business Overview section on page 4 and our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) Overview section on page 42), “MicroStrategy is a leading worldwide provider of enterprise software platforms. The Company’s mission is to provide the most flexible, powerful, scalable, and user-friendly platforms for analytics, mobile, identity, and loyalty, offered either on premises or in the cloud.”

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Our revenues are generated primarily by (1) selling our analytics software platform, the MicroStrategy Analytics Platform, which is available either on premises or in the cloud, (2) providing technical software support and software updates and upgrades to customers as part of product support agreements, and (3) providing consulting and education and training services. The latter two revenue streams are reported on separate line items in our consolidated statement of operations as “Product Support” and “Other Services,” respectively.

Our “Product licenses and subscription services” line item reflects (a) product licenses revenues from sales of the MicroStrategy Analytics Platform through traditional, on-premises software licenses, and (b) subscription services revenues from sales of the same MicroStrategy Analytics Platform, but as a cloud based Platform-as-a-Service (“PaaS”). In the Critical Accounting Policies on page 48 of the 2013 10-K and the Summary of Significant Accounting Policies on page 83 of the 2013 10-K, we disclose the following:

“We also generate subscription services revenues primarily from MicroStrategy Cloud, a cloud-based analytics PaaS. Subscription services revenues include subscription fees from customers for access to the full breadth of the MicroStrategy Analytics Platform and MicroStrategy Mobile capabilities, database services, and data integration services. Our standard arrangements with customers generally do not provide the customer with the right to take possession of the software supporting the cloud-based application service at any time. As such, these arrangements are considered service contracts and revenue is recognized ratably over the service period of the contract, following completion of the set-up service. Any related set-up service fees are recognized ratably over the longer of the contract period or the estimated average life of the customer relationship.”

We refer to our subscription services sales as “service contracts” because the nature of these sales involves software being provided on a “software-as-a-service” basis in which our customers are being given a right to use our software for a contractually specified period of time. We believe that revenue from traditional on-premises product licenses and revenue from subscription services are appropriately presented as a combined single line item in our consolidated statement of operations because they both result from the sale of our software platform to the end user. By contrast, our “Product Support” and “Other Services” revenues are services of the type contemplated by Rule 5-03(b)(1)(d) and 5-03(b)(2)(d) of Regulation S-X. Regardless of how we classify our product licenses revenues and subscription services revenues, these two revenue streams are accounted for distinctly and separately whereby revenue from sales of traditional, on-premises software licenses is typically recognized at the time of sale, while revenue from sales of subscription services is recognized ratably over the contract term. We note that this combined single line item presentation is comparable to the presentation used by other leading software companies that sell an offering through on-premises licenses and cloud-based subscriptions.

Furthermore, in order to provide additional insight into our revenues, we disclose the product license revenues and subscription services revenues separately in our MD&A (see page 52 of the 2013 10-K).

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Notes to Consolidated Financial Statements

Note (12): Share-based Compensation, page 94

Comment:

2.	We note that you used the simplified method to estimate the expected term for stock options granted under the 2013 Plan, as your stock option exercise history does not provide a reasonable basis to compute the expected term. Please tell us why the historical exercise data of Other Stock Incentive Plans cannot be used to estimate the expected term for the 2013 Plan. Refer to Question 6 of SAB Topic 14.D.2.

Response:

We considered the guidance provided in Questions 5 and 6 of SAB Topic 14.D.2, and we do not believe that our historical exercise data of Other Stock Incentive Plans can be used to estimate the expected term of the options granted under the 2013 Plan. We consider these options to be “plain-vanilla.” Although the Company has historical option exercise history for stock options granted under its 1996 and 1999 plans, those options were awarded more than a decade ago (with the last options awarded in 2004) during a materially different phase in the Company’s development and reporting history. In 1998, the Company held its initial public offering; in 2000, the Company announced the restatement of its financial results for the two preceding years; and the Company subsequently settled litigation arising from the restatement, distributing securities to class members over the following two years. Exercise patterns were heavily influenced by these events, and the Company’s stock price was highly volatile during this period.

More than a decade later, the Company’s business and operations are in a much more stable position. In addition, although eligible participants under the 2013 Plan include the Company’s employees, officers, directors, and others, the stock option grants to date under the 2013 Plan have been awarded to a much smaller and more senior pool of recipients than historically had been the case under our Other Stock Incentive Plans. Specifically in 2013, stock options under the 2013 Plan were awarded only to a small number of executives. In contrast, options under the 1996 and 1999 plans were awarded to a much greater number and variety of Company personnel. As a result of the significant changes that have occurred in our business and operations over the last decade and significant differences in the number and type of recipients under the 2013 Plan as compared to past equity plans, we do not believe our historical option exercise data provide a reasonable estimate of the expected term for the options granted under the 2013 Plan.

* * * * *

The Company has sought to address the staff’s comments with respect to these filings in the responses contained herein and therefore has not filed an amendment to the 2013 10-K.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

We hope you find that these responses answer the staff’s questions, but please contact the undersigned at (703) 714-1079 if you have any further questions or would like to discuss our responses.

Very truly yours,

/s/ Douglas K. Thede

Douglas K. Thede
Senior Executive Vice President &
Chief Financial Officer

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